FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February 2004

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ).

Enclosure:                                     Press release dated February 9th, 2004 announcing Transgene reports positive interim phase II data from MVA-MUC1-IL2 cancer vaccine program.

CONTACT:

Transgene	Cohn & Wolfe	Image 7
Patrick Squiban, MD VP Medical & Regulatory Affairs + 33 (0) 3 88 27 92 08	Julio Cantre + 1 (212) 798 9779	Estelle Guillot-Tantay / Laurence Heilbronn + 33 (0) 1 53 70 74 93 + 33 (0) 1 53 70 74 64

TRANSGENE REPORTS POSITIVE INTERIM PHASE II DATA FROM

MVA-MUC1- IL2 CANCER VACCINE PROGRAM

Strasbourg, France, February 9, 2004 – Transgene (Nasdaq: TRGNY; Euronext: FR0005175080) announced today encouraging interim results in three Phase II clinical trials of its MVA-Muc1-IL2 cancer vaccine candidate in lung, prostate and kidney cancers.

The three ongoing trials are designed to assess MVA-Muc1-IL2 in different treatment modalities: in combination with standard chemotherapy (lung cancer); at different dosing schedules (prostate cancer); and in combination with standard immunotherapy (kidney cancer).

Trial highlights

Transgene reported the following accomplishments in its MVA-Muc1-IL2 Phase II clinical programs:

•                  Enrollment is completed for the Phase II trials in non-small cell lung cancer and metastatic renal cell carcinoma.

•                  Good tolerance and safety have been observed at all doses and dosing schedules tested.

•                  An encouraging rate of tumor responses was observed in a preliminary analysis of the lung cancer trial of MVA-Muc1-IL2 in combination with chemotherapy.

•                  A highly significant decrease in PSA progression rate in the prostate cancer trial indicates biological activity.

“We are delighted with the progress shown by our Phase II interim data,” stated Jean-François Carmier, Chief Executive Officer of Transgene. “It confirms the potential of our MVA-Muc1-IL2 cancer vaccine candidate as an innovative and safe therapeutic approach for the treatment of cancer at different stages of the disease.”

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581
11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tél : + 33 3 88 27 91 00  Fax : + 33 3 88 27 91 11
www.transgene.fr

Lung Cancer

The lung cancer trial is evaluating the efficacy of subcutaneous injections of MVA-Muc1-IL2 in patients with advanced non-small cell lung cancer (stage IIIb and IV). The trial was designed to include up to 66 patients with no prior treatment for their advanced disease. The trial is being conducted in two randomized, parallel single arms in order to achieve similar patient characteristics in each arm. The primary end point of the trial is tumor response rate. The patients in the first arm are being treated with MVA-Muc1-IL2 in combination with a standard chemotherapy (Vinorelbin / Cisplatin). In the second arm the patients are treated first with MVA-Muc1-IL2 alone for six weeks, then with MVA-Muc1-IL2 in combination with chemotherapy.

A classical two-stage design is being used to evaluate the tumor response rates and assess whether the treatment has sufficient activity against the disease to warrant further development. The statistical hypothesis reflecting the chosen lower and upper target response rates to be reached (20 and 40 percent, respectively) requires at least five responses out of 18 patients in the first stage in either arm, in order to proceed to the second stage, and 11 responses out of 33 patients at the end of the second stage.

To date five partial responses validated by central review according to the RECIST criteria (international CT scan evaluation) have been documented in the first arm. These responses have been observed among the first 12 patients evaluated. These promising responses have justified moving forward to the second stage of the trial. The response duration ranged from 114 to 195 days, which is encouraging considering the sample group of predominantly stage IV patients. Moreover, four disease stabilizations have also been observed. Enrollment in the first arm is now complete and further data will be reported during the second quarter of 2004.

In the second arm, treatment with MVA-Muc1-IL2 alone resulted in disease stabilizations for four patients out of 16, during 91 to 236 days. As the required number of responses was not reached, recruitment in the second arm has been discontinued at the end of the first stage to focus efforts on the first arm.

Professor Elisabeth Quoix, MD, of the Pneumology Department at Hospital Lyautey in Strasbourg, France, and chair person of the Thoracic Oncology Francophone Intergroup, stated: “It is very interesting to see a rate of clinical responses superior to that expected from chemotherapy alone, particularly in this advanced patient population. Based on these results we were very encouraged to move to the second stage of the trial, to treat more patients and to confirm this improved rate of responses.”

Prostate Cancer

The prostate cancer trial is evaluating MVA-Muc1-IL2 in patients who have had primary treatment by surgery or radiation and subsequently had progressive elevation of their PSA (Prostate Specific Antigen) level without documented evidence of metastatic disease, which suggests residual or recurrent prostate cancer.

The trial is taking place in the United States as a Phase II multi-center, randomized, open label trial to assess the clinical and biological effects of two different vaccination schedules. The patients in the first arm receive a weekly 108 pfu injection of MVA-Muc1-IL2 for six weeks and thereafter every three weeks. Patients in the second arm receive the same treatment every three weeks.

The primary efficacy endpoint of the trial is a decrease of fifty percent or more in PSA compared with the baseline level. The trial follows a two-stage design: fifteen patients are treated in the first stage in each arm, with an additional cohort of ten patients to be enrolled if at least one objective response is observed in the first stage. A secondary endpoint is an impact on the PSA progression rate.

Although the primary endpoint has not been reached to date, interim analysis performed on the 21 patients enrolled demonstrated a statistically significant decrease in the PSA progression rate (p<0.0001), when comparing pre-treatment with post-treatment PSA values. This deceleration was observed predominantly in the weekly schedule arm, with the average projected PSA doubling time increasing from 11 months to 4.8 years (calculated on all available data points).

“Considering that there is increasing evidence to suggest that PSA doubling time is an important predictor of disease progression, the effect observed in the patients treated with MVA-Muc1-IL2 could translate into a potentially significant clinical benefit,” commented Patrick Squiban, MD, Vice President Medical and Regulatory Affairs at Transgene. “It could provide a new therapeutic opportunity by delaying the administration of the conventional secondary treatments, which are known to have distressing side effects. We will continue to enroll patients in order to confirm these promising data.”

“We are encouraged by the data we have seen so far,” stated Professor Robert Dreicer, MD, of the Cleveland Clinic Foundation, Cleveland, Ohio, U.S.A. “MVA-Muc1-IL2 appears to have an impact on the PSA levels in the groups of prostate cancer patients treated in this trial, showing a biological effect of the cancer vaccine.”

Kidney Cancer

In the third Phase II trial, patients with metastatic renal cell carcinoma, previously treated with radical or partial surgery, receive MVA-Muc1–IL2 alone for 12 weeks and are then evaluated. If an objective response or disease stabilization is observed, the MVA-Muc1-IL2 monotherapy is continued. Otherwise patients receive MVA-Muc1-IL2 in combination with a standard immunotherapy regimen (recombinant Interleukin 2 and Interferon alpha).

Enrollment in this 36-patient study proceeded quickly and is now complete. Nine out of 21 evaluable patients have had stable disease and continued their treatment with MVA-Muc1-IL2 monotherapy. Further data will be available in the third quarter of 2004.

These preliminary data suggest the encouraging potential for this product candidate in metastatic renal cell carcinoma. The standard immunotherapy for this disease characterized by an important unmet medical need induces objective responses in approximately 15 to 20 percent of patients and a five-year survival rate of about 10 percent.

About MVA-Muc1-IL2 cancer vaccine

Transgene’s MVA-Muc1-IL2 uses the Modified Vaccinia Ankara virus vector, a highly attenuated poxvirus that combines distinguishing advantages for an optimized systemic vaccination.

•                  MVA is a highly attenuated strain which has been tested extensively in humans as a smallpox vaccine and is known to stimulate strongly the immune response to antigens.

•                  Muc1 is a major tumor-associated antigen that provides a viable target for vaccination.

•                  MVA-Muc1-IL2 expresses the entire Muc1 gene sequence and has the potential to generate an immune response to all antigenic epitopes of Muc1.

•                    The sequence coding for the cytokine Interleukin 2 (IL2) is included to help stimulate specific T-cell response.

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II and one that has completed Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenovirus, poxvirus and non-viral vectors.

This press release contains forward-looking statements, including statements regarding the efficiency and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions, including Transgene’s expectations related to progress in the clinical trials and Transgene’s belief as to the potential of MVA-Muc1-IL2 as a cancer treatment.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene’s clinical trials may not produce results sufficient to justify further product development, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, Transgene may not be able to successfully enforce the intellectual property rights in all jurisdictions relating to its product candidates and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9th, 2004	Transgene S.A.

	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer